UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number:  333-111435

JED Oil Inc. (Translation of registrant's name into English)

2200, 500-4th Avenue S.W. Calgary, Alberta T2P 2V6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material documents not previously filed.

On June 2, 2006, JED Oil Inc. ("JED" or the "Company") announced that it has closed a private placement of a total of $34,325,000 10% Senior Subordinated Convertible Notes pursuant to a Note Purchase Agreement by and among the Company and the Purchasers listed therein, dated as of May 31, 2006. the terms of the notes were previously described in the press release furnished on Form 6-K on June 2, 2006. In connection with the private placement of notes, JED also entered into a Registration Rights Agreement dated May 31, 2006 with the purchasers of the Notes (the "Registration Rights Agreement"). Pursuant to the terms of the Registration Rights Agreement, the Company has agreed to prepare and file with the Securities and Exchange Commission (the "SEC") a registration statement for the purpose of registering for resale all of the common shares of the Company issuable upon conversion of the Notes. The Company is obligated to file such registration statement no later than July 30, 2006, to have the SEC declare such registration statement effective no later than September 28, 2006 and, subject to certain exceptions, to keep such registration statement effective at all times until the all shares registered thereby have been sold thereunder or may be resold pursuant to rule 144(k) under the Securities Act of 1933, as amended.  The Company is obligated to pay certain liquidated damages in the event in fails to satisfy these registration obligations.

The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1	Note Purchase Agreement, dated May 31, 2006, by and among JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached thereto
99.2

Form of 10% Senior Subordinated Convertible Note, to be issued by JED Oil Inc. to each of the persons listed on the Schedule of Purchasers attached to the Note Purchase Agreement in the principal amount set out by such person’s name on such schedule

99.3	Form of Registration Rights Agreement, dated May 31, 2006, by and among JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached to the Note Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 5, 2006

JED Oil Inc.
(Registrant)

By:  signed: “Marcia Johnston”

Marcia L. Johnston, Q.C.

General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Note Purchase Agreement, dated May 31, 2006, by and among JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached thereto
99.2 99.3

Form of 10% Senior Subordinated Convertible Note, to be issued by JED Oil Inc. to each of the persons listed on the Schedule of Purchasers attached to the Note Purchase Agreement in the principal amount set out by such person’s name on such schedule

Form of Registration Rights Agreement, dated May 31, 2006, by and among JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached to the Note Purchase Agreement